Office of Trade & Services

Division of Corporation Finance

US Securities and Exchange Commission

Washington, DC 20549

Request for Acceleration of Effectiveness Under Rule 461

Dear Sir or Madam:

On behalf of Radiant Strategies Corp, (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-288165) (the “Registration Statement”) to 12.00 PM Eastern Time on December 8, 2025, or as soon as practicable thereafter.

The Company hereby acknowledges the following:

1.	Responsibility for Disclosure. The Company is responsible for the adequacy and accuracy of the disclosures contained in the Registration Statement.

2.	No SEC Approval or Clearance. Staff comments on the Registration Statement, or changes made in response to those comments, do not foreclose the Commission from taking any action with respect to the filing.

3.	No Defence Based on Staff Comments. The Company may not assert Staff comments, or the absence of comments, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

Very truly yours,

Fooi Chen, Chai
Chief Executive Officer

cc:	Jackson L. Morris